SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

US$ 1.5 billion issue of Global Notes, due March 2019

Rio de Janeiro, February 12 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, through its wholly-owned subsidiary Petrobras International Finance Company (“PifCo), completed yesterday the issuance of US$ 1.5 billion in unsecured, unsubordinated senior debt format due March 15, 2019 in the international capital market, under the following terms:

• Coupon: 7.875% p.a.

• Yield to Maturity for the Investors: 8.125%

• Spread to American Treasury Note: 518 basis points

• Interest Payment: March 15 and September 15 of each year, beginning on September 15, 2009.

• Ratings: Baa1 Stable (Moody’s); BBB Stable (S&P); BBB Stable (Fitch)

• Joint Bookrunners: HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. & Santander Investment Securities Inc.

• Co-Managers: Citigroup Global Markets Inc. & BB Securities Limited

The demand was 3.5 times higher than the final volume and the notes were distributed to over 230 investors, the majority of which dedicated to high grade fixed income markets. The funds will be used for general corporate purposes, including the financing of the Business Plan 2009-1013.

This was the first issuance of a Brazilian company since July 2008, when the effects of the international financial crises exacerbated. Also, it was the first one coordinated by institutions which granted Petrobras a two years bridge loan funding until the company could better access the capital markets, via long term bond issues, as announced during the release of the Business Plan 2009-2013.

These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo. Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due and this guarantee will rank pari passu, without any preferences among themselves, with all other unsecured and unsubordinated obligations of Petrobras.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.